

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

<u>Via: US Mail and Fax</u>

January 5, 2010

Mr. William C. Styslinger, III
Chief Executive Officer
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

      **RE: SeaChange International, Inc.
              Form 10-K for fiscal year ended January 31, 2009
              Filed April 14, 2009
              File No. 000-21393**

Dear Mr. Styslinger:

      We have completed our review of the above filing and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director